SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 9, 2003

British Biotech plc

(Translation of Registrant’s Name Into English)

THAMES COURT, WATLINGTON ROAD, OXFORD OX4 6LY ENGLAND

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

CONTENTS OF REPORT

Document

1.

Amendment dated April 4, 2003 to Listing Particulars dated March 21, 2003 in connection with proposals for Capital Reorganisation, adoption of New Share Plans, amendment to Articles of Association and Merger with RiboTargets Holdings plc

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, and if you are in the UK, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000. If you are outside the UK, you should immediately consult another appropriately authorised independent professional adviser.

If you have sold or otherwise transferred all of your Existing Ordinary Shares, please send this document and the accompanying documentation, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any of those restrictions. Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction.

A copy of this document, which comprises supplementary listing particulars dated 4 April 2003 amending the listing particulars (the “Listing Particulars”) dated 21 March 2003 relating to the Consideration Shares to be issued to the RiboTargets Shareholders by British Biotech plc, and which has been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act. Copies of this document may be inspected at the Document Viewing Facility, UK Listing Authority, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS during the normal business hours on any weekday (Saturdays, Sundays and public holidays excepted). This document forms part of, and should be read in conjunction with, the Listing Particulars. Words and expressions used in this document have the same meaning as in the Listing Particulars, unless otherwise expressly stated.

British Biotech plc

Amendment to Listing Particulars

in connection with proposals for Capital Reorganisation, adoption of New Share Plans, amendment to Articles of Association and Merger with

RiboTargets Holdings plc

Your attention is drawn to the letter from the Chairman of British Biotech which is set out on pages 2 to 4 of this document and which contains the recommendation of the Directors that you vote in favour of Resolution 4 to be proposed at the Extraordinary General Meeting referred to below.

Notice of an Extraordinary General Meeting of British Biotech to be held at Farmers & Fletchers Hall, 3 Cloth Street, London EC1A 7LD at 11.00 a.m. on 22 April 2003 is set out at the end of the Listing Particulars. An additional form of proxy for use in connection with the Extraordinary General Meeting is enclosed with this document. In the event that you have not already returned the form of proxy sent to you with the Listing Particulars, you should complete and return the enclosed form of proxy to British Biotech’s registrars, Capita Registrars, Proxy Department, P.O. Box 25, Beckenham, Kent BR3 4BR as soon as possible and, in any event, so as to be received at the latest by 11.00 a.m. on 20 April 2003. Completion and return of a Form of Proxy will not preclude British Biotech Shareholders from attending and voting at the Extraordinary General Meeting should they choose to do so. Full details of the action you should take are set out in paragraph 17 of Part I of the Listing Particulars and in paragraph 3 on page 3 of this document.

LETTER FROM THE CHAIRMAN OF BRITISH BIOTECH

Registered office: Thames Court Watlington Road Oxford OX4 6LY

Registered in England and Wales No. 2304992

4 April 2003

To British Biotech Shareholders, holders of ADRs and, for information only, to holders of options under the British Biotech Share Schemes

Dear Shareholder

Amendment to the Listing Particulars published by the Company on 21 March 2003

1.    Introduction

On 21 March 2003 the Company published Listing Particulars in connection with, among other things, a capital reorganisation, merger with RiboTargets and adoption of New Share Plans. The Listing Particulars contained a description of the New Option Plan and the New SAYE Plan proposed to be adopted by the Company following completion of the Merger, subject to the approval of British Biotech Shareholders at the Extraordinary General Meeting on 22 April 2003, notice of which was set out at the back of the Listing Particulars. This document forms part of, and should be read in conjunction with, the Listing Particulars.

The purpose of this document is to notify you of amendments being made to the description of the New Option Plan and the New SAYE Plan contained in the Listing Particulars and to explain the reasons for such amendments.

2.    Summary of terms of the New Option Plan and the New SAYE Plan

British Biotech is seeking shareholder approval at the Extraordinary General Meeting for the adoption of New Share Plans. This will allow its employees to share in the Merged Group’s future by enabling the Company to operate an appropriate remuneration policy within the Merged Group.

The New Share Plans are summarised on pages 101 to 105 of the Listing Particulars, where the limits on the number of New Ordinary Shares which may be issued in respect of the New Option Plan (on page 102) and in respect of the New SAYE Plan (on page 104) are set out. These limits do not reflect two important aspects of the Company’s operation of its employee share plans.

In September 1996, British Biotech Shareholders approved the Company’s proposal that shares issued or issuable pursuant to rights acquired under employee share schemes prior to that date should not count towards the limit on the number of shares which could be issued by the Company during the ten year life of the schemes operated after that date*. At the same time, shareholders also approved the Company’s proposal that the British Biotech Deferred Share Bonus Scheme should not be treated as an executive share option scheme subject to a limit of 5 per cent. of the issued share capital in any 10 year period, and should instead be subject to a 10 per cent. limit, given its wide ranging application to substantially all employees.

The Directors believe that, to achieve the optimum level of employee participation, this approach should have been reflected in the New Option Plan and the New SAYE Plan as described in the Listing Particulars.

* The schemes operated by the Company after September 1996 were the British Biotech Executive Share Option Scheme, the British Biotech Deferred Share Bonus Scheme and the British Biotech Group SAYE Share Option Scheme.

2

Consequently, the description of the New Option Plan under the heading “Limits on the issue of New Ordinary Shares” set out on page 102 of the Listing Particulars should be deleted and replaced with the following:

“Limits on the issue of New Ordinary Shares

The New Option Plan is subject to the following overall limit on the number of New Ordinary Shares which may be acquired by subscription: that in any ten year period not more than ten per cent. of the issued ordinary share capital of the Company may in aggregate be issued or issuable pursuant to rights acquired under the New Option Plan, the British Biotech Executive Share Option Scheme, the British Biotech Deferred Share Bonus Scheme (excluding qualifying awards), the British Biotech Group SAYE Share Option Scheme (excluding rights acquired before 18 September 1996) or any other employees’ share scheme adopted by the Company since 1996.

For the purposes of this limit, options granted to Peter Fellner at the time of the Capital Reorganisation (as set out in paragraph 12.5 of Part VII of this document) will not be included and options and rights acquired which lapse or have been released will cease to count.”

In addition, the description of the New SAYE Plan headed “Limits on the issue of New Ordinary Shares” on page 104 of the Listing Particulars should be deleted and replaced with the following:

“Limits on the issue of New Ordinary Shares

In any ten year period not more than ten per cent. of the issued ordinary share capital of the Company may in aggregate be issued or issuable pursuant to rights acquired under the New SAYE Plan, the British Biotech Executive Share Option Scheme, the British Biotech Deferred Share Bonus Scheme (excluding qualifying awards), the British Biotech Group SAYE Share Option Scheme (excluding rights acquired before 18 September 1996) or any other employees’ share scheme adopted by the Company since 1996.

For the purposes of this limit, options granted to Peter Fellner at the time of the Capital Reorganisation (as set out in paragraph 12.5 of Part VII of this document) will not be included and options and rights acquired which lapse or have been released will cease to count.”

3.    Action to be taken by British Biotech Shareholders

British Biotech Shareholders will find enclosed with this document a Form of Proxy for use at the Extraordinary General Meeting. The enclosed Form of Proxy should only be used if you have not already returned the Form of Proxy that was enclosed with the Listing Particulars. Whether or not you intend to be present at the meeting, you are requested to complete, sign and return your form of proxy, in accordance with the instructions on the form, to Capita Registrars, Proxy Department, P.O. Box 25, Beckenham, Kent BR3 4BR as soon as possible and, in any event, so as to arrive no later than 11.00 a.m. on 20 April 2003. The completion and return of a Form of Proxy will not preclude you from attending the meeting and voting in person should you wish to do so, but if you do wish to attend, you should bring your admittance card with you.

4.    Action to be taken by the holders of ADRs

The ADR Depositary will be entitled, pursuant to Section 4.7 of the ADR Deposit Agreement, to vote Existing Ordinary Shares represented by ADRs in accordance with written instructions that may be received from holders of ADRs no later than 5.00 p.m. New York time on 15 April 2003.

Holders of ADRs will not, except as described below, be entitled to attend the Extraordinary General Meeting, although the ADR Depositary or its nominee as the registered holder of the Existing Ordinary Shares underlying the ADRs will be so entitled and will vote in accordance with instructions that may be received by 5.00 p.m. New York time on 15 April 2003 from holders of ADRs.

3

Holders of ADRs who wish to attend the Extraordinary General Meeting should take steps to present their ADRs to the ADR Depositary for cancellation and (upon compliance with the terms of the ADR Deposit Agreement, including payment of the ADR Depositary’s fee and any applicable taxes or governmental charges) delivery of Existing Ordinary Shares so as to become registered holders of Existing Ordinary Shares prior to 22 April 2003.

5.    No significant change

Save as disclosed in this document there has been no significant change and no significant new matter has arisen since the publication of the Listing Particulars.

6.    Responsibility

The Directors and Proposed Directors, whose names appear on page (i) of the Listing Particulars, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and the Proposed Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

7.    Recommendation

Your Board considers the terms of the New Share Plans (incorporating the amendments as set out in this document) to be fair and reasonable and in the best interests of British Biotech and British Biotech Shareholders as a whole. Accordingly, the Board continues unanimously to recommend that British Biotech Shareholders vote in favour of Resolution 4 to be proposed at the Extraordinary General Meeting as they have undertaken to vote in respect of their beneficial interests in Existing Ordinary Shares.

Yours faithfully,

Peter Fellner

Chairman

British Biotech plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH BIOTECH PLC

Date: April 9, 2003		/s/ ANTHONY JOHN WEIR
	Name: Title:	Anthony John Weir Finance Director